SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant's Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated April 30, 2003.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

PRESS RELEASE	FOR IMMEDIATE PUBLICATION

Génome Québec and CGI innovate by partnering to create an
integrated and comprehensive bioinformatics platform

•     CGI launches Life Sciences Services Center (LS2C(TM))

Montreal, Quebec, April 30, 2003 – Génome Québec, a genomics and proteomics investment organization, and CGI Group Inc. (CGI), a leading provider of information technology and business processing services, are working together to provide new solutions that will help reduce costs and speed time-to-market for researchers. As part of the five-year agreement, CGI will create a comprehensive and integrated bioinformatics platform for Génome Québec, based on CGI’s bioinformatics and development expertise.

This partnership will allow important jump-start capabilities in bioinformatics for researchers. The ultimate goal of this partnership is to give researchers access to technology solutions that they would not have otherwise therefore reducing significantly research time and costs. Other benefits to researchers include obtaining access to world experts, a commercialization agreement and sharing knowledge.

Génome Québec takes genotyping process to the next level

An important everyday task for geneticists and molecular biologists is that of comparing DNA markers in patients and families, a process called genotyping, a critical technology to identifying genes predisposing to disease. Approaches used to study common complex diseases such as asthma, diabetes and cancer generally have a common requirement for genotyping thousands of markers from all chromosomes, which requires high throughput laboratory processes.

CGI will build, integrate, automate and operate parts of Génome Québec’s bioinformatics analysis pipeline, helping increase speed and efficiency across its various genotyping platform technologies. In essence, CGI will build a solution that has the ability to effectively manage genotyping marker information, performance, and history as well as genotyping laboratory activities.

Dr.  Tom Hudson, director of the McGill University and Génome Québec Innovation Center highlighted: “A robust platform that can ensure speed and efficiency is what we need. Industrializing our processes translates into quicker-to-market discoveries. It is clearly what will help us propel our science.”

CGI establishes Life Sciences Services Center (LS2C) powered by Sun

According to the research company IDC, by the year 2006, US$38 billion will be invested in information technology (IT) in the life sciences sector. To meet the growing demand for new technologies in this market, CGI is investing CDN$4.6 million in the creation of a Life Sciences Services Center (LS2C). The center will be powered by hardware and software from Sun Microsystems, who provides a reliable, secure and scalable infrastructure that helps life sciences companies leverage IT to reduce costs and speed time-to-market.

Paul L’Archevêque, president and CEO of Génome Québec said: “We feel confident in our partner’s adherence to strict security controls, something our researchers deem vital. Also of great importance is the fact that the researcher owns their research. The first genotyping project will be integrated into CGI’s Life Sciences Center allowing significant and precious productivity gains in the R&D process. We are, simply put, a conduit to effective and efficient discovery processes.”

This interactive LS2C provides an integrated portfolio of life sciences solutions and services including public databases and R&D tools for genomics, proteomics, clinical research and laboratory management systems. The center will provide 24x7 technical support and help ensure the highest level of security. The LS2C will maintain computing facilities and storage, integrated solutions and services, access to a secure high capacity telecom network for R&D organizations as well as work coop programs in bioinformatics for PhD candidates.

Michael Roach, president and chief operating officer for CGI added: “We are very excited about our new center as we see many opportunities in the growing healthcare and life sciences sector. As a leader in security practices and as Canada’s IT services company, we know that we have the breadth and depth that enables us to provide the technology tools that are greatly needed to meet the challenges of advancing science.”

CGI employs 600 professionals across North America dedicated to the healthcare and life sciences sectors. During the past decade, CGI has delivered industry-leading solutions to more than five hundred hospitals, health systems and other healthcare providers, as well as health insurers, managed care companies and government payers. To learn more, please visit the healthcare section of www.cgi.com.

About Génome Québec

Génome Québec is a not-for-profit investment organization created to implement and apply a comprehensive development strategy for the genomics and proteomics research sector in Québec. Génome Québec plays an important role in structuring and mobilizing the field of genomics. Actually, Génome Québec manage 17 major research projects and one high technology platform. Its major financial partners are Génome Canada and le Ministère des finances, de l’Économie et de la Recherche du Québec.

About CGI

Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 20,000 professionals. CGI’s annualized revenue run-rate is currently CDN$3 billion (US$2 billion) and at March 31, 2003, CGI’s order backlog was CDN$11.2 billion (US$7.2 billion). CGI provides end-to-end IT and business process services to more than 3,500 clients worldwide from offices in Canada, United States and Europe. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the

Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information

Génome Québec:
Andrée Gravel
Director, communications and business relations
(514) 398-0668

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media Relations
Eileen Murphy
Director, media relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: May 1, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary